EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009

Income From Continuing Operations	18,944,922	14,239,560	$13,736,137	$4,761,768	$10,018,746
Add:
Interest on indebtedness	5,739,303	4,552,930	3,678,884	3,215,554	3,042,652
Amortization of financing costs	735,424	581,353	277,934	245,444	267,210

Earnings	$25,419,649	$19,373,843	$17,692,955	$8,222,766	$13,328,608

Fixed charges and preferred stock dividends:
Interest on indebtedness and capitalized interest	$6,306,096	$4,701,984	$3,678,884	$3,534,789	$3,263,434
Amortization of financing costs	735,424	581,353	277,934	245,444	267,210

Fixed charges	7,041,520	5,283,337	3,956,818	3,780,233	3,530,644

Add:
Preferred stock dividends	-	-	-	-	-

Combined fixed charges and preferred stock dividends	$7,041,520	$5,283,337	$3,956,818	$3,780,233	$3,530,644

Ratio of earnings to fixed charges	3.61x	3.67x	4.47x	2.18x	3.78x